Exhibit 99.1

ARC Resources Ltd. Announces the Closing of Bought Deal Financing

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

CALGARY, Jan. 26, 2015 /CNW/ - (ARX - TSX)   ARC Resources Ltd. ("ARC") announced today that it has closed the previously announced bought deal financing.

A total of 15.53 million common shares have been issued at a price of $22.55 per share for gross proceeds of approximately $350 million.  The issue was made through a syndicate of underwriters led by RBC Capital Markets and including Scotia Capital Inc., BMO Capital Markets, CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., AltaCorp Capital Inc., Barclays Capital Canada Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd. and Peters & Co. Limited.

The Underwriters have an over-allotment option exercisable in whole or in part, at any one time, until January 30, 2015, to purchase up to 2.3295 million common shares on the same terms as the common shares sold under the offering, to cover over-allotments, if any, and for market stabilization purposes. The maximum gross proceeds that will be raised under the over-allotment will be approximately $52 million if the option is exercised in full.

The net proceeds will be used to temporarily reduce bank indebtedness, increase working capital and to fund ongoing capital expenditure programs.  The issuance of equity will provide increased certainty for ARC to pursue its planned capital programs while still preserving its strong financial position.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws.  The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements.  In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the proceeds that will be raised if the over-allotment option is exercised in full and the use and deployment of the net proceeds of the offering.

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures.  ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon.  Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: that the over-allotment option will not be exercised in full or in part; changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

The ARC common shares offered under this offering have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.  This news release shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8.5 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ARC has adopted the standard of 6 Mcf:1 barrel of oil equivalent ("boe") when converting natural gas to boes.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website, www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 08:39e 26-JAN-15